FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Western Wind Energy Corp. (the "Issuer")
632 Foster Avenue
Coquitlam, British Columbia
V3J 2L7

Item 2. Date of Material Change

August 17, 2007

Item 3. News Release

The Issuer issued a press release dated August 17, 2007. The press release was disseminated through Market News and Stockwatch.

Item 4. Summary of Material Change

The Issuer announced that it has closed the non-brokered private placement of 107,779 units at a price of $0.90 per unit.

Item 5. Full Description of Material Change

The Issuer announced that it has closed the non-brokered private placement announced in the Issuer's news releases of May 28, 2007 and July 5, 2007. The Issuer issued 107,779 units at a price of $0.90 per unit. Each unit is comprised of one common share and one share purchase warrant. One warrant will entitle the holder to purchase one common share over a two year period at a price of $1.05 per share until August 1, 2009. The hold periods for the units and the underlying securities expires on December 2, 2007.

The Issuer plans to use the proceeds from the private placement for general working capital.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7. Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8. Executive Officer

To obtain further information contact Jeffrey J. Ciachurski, the Chief Executive Officer of the Issuer, at 604-839-4192.

Item 9. Date of Report

August 23, 2007

WESTERN WIND ENERGY CORP.
632 Foster Avenue	Telephone: 604.839.4192
Coquitlam, BC V3J 2L7	Facsimile: 604.939.1292
www.westernwindenergy.com
N E W S R E L E A S E
August 17, 2007
Toronto Stock Exchange (Venture) Symbol: "WND"
Issued and Outstanding: 25,969,859

The Company has closed the non-brokered private placement announced in the Company's news releases of May 28, 2007 and July 5, 2007. The Company issued 107,779 units at a price of $0.90 per unit. Each unit is comprised of one common share and one share purchase warrant. One warrant will entitle the holder to purchase one common share at a price of $1.05 per share until August 1, 2009. The hold periods for the units and the underlying securities expires on December 2, 2007.

The proceeds from the private placement will be used for working capital purposes.

Western Wind Energy currently produces clean renewable electrical energy from over 500 wind turbine generators located in Tehachapi and San Gorgonio Pass (Palm Springs), California. Western Wind Energy's annualized energy output is approximately 75 billion watt hours per year. During the past two years, Western Wind Energy has executed or acquired over $1 billion of power sales agreements totaling 169.4 megawatts from the sale of wind energy electrical generation, to two separate utilities. Western Wind Energy was the first to execute a "wind" PPA in the State of Arizona, and in California, is expanding from management's 25-year continuous operating history in the Tehachapi Pass.

Western Wind Energy is in the business of acquiring suitable land sites, capital and technology for the production of electricity from wind energy. Western Wind Energy conducts its operations through its wholly owned subsidiaries in Arizona and California. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy operations in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS
"V. John Wardlow"
V. John Wardlow
Director
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.